[CapitalSource Letterhead]
January 14, 2011
VIA EDGAR
Mr. Amit Pande
Ms. Lindsay McCord
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CapitalSource Inc.
Form 10-K for the year ended December 31, 2009
Filed on March 1, 2010
Form 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 001-31753
Dear Mr. Pande and Ms. McCord:
This letter responds to the comments set forth in your letter addressed to CapitalSource Inc. (the “Company”) dated December 20, 2010 regarding the Company’s Form 10-Q for the quarter ended September 30, 2010. Our responses to your comments are set forth below the text of each comment from your letter.
Form 10-Q for the Quarter Ended September 30, 2010
Note 18. Fair Value Measurements
Loan Held for Investment, page 40
1.	We note your response to prior comments 8 and 13 of our letter dated August 25, 2010 and your disclosure on page 40 that you rely on your internally developed estimates for valuation of impaired loans when you are unable to obtain an updated appraisal on the date of impairment within the necessary timeframe. In addition, we note you make adjustments for outdated appraisals that can either increase or decrease the specific reserve of the impaired loans. Please tell us and revise your future filings to disclose the following:
•	Describe in more detail, the evidence and support by collateral type you rely on for valuation of an impaired loan in between appraisal dates and for the adjustments made to outdated appraisals, given your statement that you employ different approaches depending on the type of collateral for valuation;

•	Your policy for updating appraisals on impaired loans after the initial appraisal on the impairment date and if this policy varies by loan type;

•	Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•	How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status.
Response:
We most commonly utilize appraisals as a factor in the valuation of our impaired collateral dependent real estate loans.
We have two general categories of impaired collateral dependent real estate loans. The smaller category is described as “loans acquired through foreclosure” in the notes to our consolidated financial statements. We did not originate these loans acquired through foreclosure; rather, we originated loans to separate entities that owned these loans whose underlying collateral was real estate. When those entities defaulted on our loans, we foreclosed and took ownership of the loans supported by the underlying real estate. Due to the small individual balances of these loans acquired through foreclosure, we typically use internally developed estimates to value these loans. These estimates rely upon default and recovery rates, market discount rates and the underlying value of the real estate collateral supporting the loans, which may be supported by original appraisals or broker price opinions.
The larger category of impaired collateral dependent real estate loans is comprised of commercial real estate loans (including real estate and real estate construction loans) that we originated or purchased where our underlying collateral at origination was commercial real estate. We utilize appraisals in the valuation of these originated impaired collateral dependent commercial real estate loans. In situations where we are unable to obtain a timely updated appraisal, we perform internal valuations, which utilize assumptions and calculations similar to those customarily utilized by third party appraisers and consider relevant property specific facts and circumstances. In certain instances, our internal assessment of value may be based on adjustments to outdated appraisals by analyzing the changes in local market conditions and asset performance since the appraisals were performed. The outdated appraisal values may be discounted by percentages that are determined by analyzing changes in local market conditions since the dates of the appraisals as well as by consulting databases, comparable market sale prices, brokers’ opinions of value and other relevant data. We do not make adjustments that increase the values indicated by outdated appraisals by using higher recent sale comparisons.
Our policy on updating appraisals related to originated impaired collateral dependent commercial real estate loans generally is to obtain current appraisals subsequent to the impairment date if there are significant changes to the underlying assumptions from the most recent appraisal. Some factors that could cause significant changes include the passage of more than twelve months since the time of the last appraisal; the volatility of the local market; the availability of financing; the inventory of competing properties; new improvements to, or lack of maintenance of, the subject property or competing surrounding properties; a change in zoning; environmental contamination; or failure of the project to meet material assumptions of the original appraisal. We generally consider appraisals to be current if they are dated within the past twelve months. However, we may obtain an updated appraisal on a more frequent basis if in our determination there are significant changes to the underlying assumptions from the most recent appraisal. This policy for updating appraisals does not vary by commercial real estate loan type.
Impaired collateral dependent commercial real estate loans for which ultimate collection depends solely on the sale of the collateral are charged off to the estimated fair value of the collateral less estimated costs to sell. For certain of these loans, we charged off to an amount different than the value indicated by the most recent appraisal. This was primarily the result of the appraisal being outdated as outlined above and other factors surrounding the loans not considered by appraisals, such as pending loan sales and other transaction specific factors. As of September 30, 2010 and December 31, 2009, we charged off an additional $33.4 million and

$2.3 million, respectively, in loan balances compared with amounts that would have been charged off based on the appraised values of the collateral.
We continue to monitor collateral values on partially charged-off impaired collateral dependent commercial real estate loans and may record additional charge offs upon receiving updated appraisals. We do not return such partially charged-off loans to performing status, except in limited circumstances when such loans have been formally restructured and have met key performance criteria including compliance with restructured payment terms. We do not return such partially charged-off loans to performing status based solely on the results of appraisals.
We will revise future filings as requested.
As a separate matter, we would like to address Loan Relationship 6 in Schedule A of our response to your comment letter dated August 25, 2010 which we filed on September 23, 2010, since we have not obtained an updated appraisal on this loan since April 2006.
In July 2008, we sold to a third party a participation interest in the loan of approximately 10% and executed a contract giving us a put option to sell the remaining balance of the loan at par to the third party. As we had the intention of exercising the put option in the fourth quarter of 2008, we classified such remaining balance of the loan as held for sale as of June 30, 2008 and September 30, 2008. The sale did not close and litigation ensued in which the other party sought to rescind its purchase of the participation interest. In light of the litigation, we reclassified such remaining portion of the loan as held for investment as we no longer had the intention of exercising the put option.
During the second quarter of 2010, we determined that it was probable that an adverse ruling would be entered in the litigation. Therefore, we recognized a loss and accrued a liability for approximately $7.7 million. Subsequently, an adverse ruling was entered against us in the litigation and we settled with the third party, including repurchasing the participation interest, resulting in a net loss of $7.4 million. The repurchased portion of the loan is classified in loans held for investment in our consolidated balance sheet and had a carrying amount of approximately $2.6 million as of December 31, 2010.
We evaluated the portion of the loan that was not subject to the participation interest each quarter for impairment after we transferred it back to held for investment during the quarter ended December 31, 2008, and determined that the loan was impaired during the second quarter of 2009. We recorded losses, including both specific reserves and charge offs, of $1.2 million in the fourth quarter of 2009 and $16.8 million in the first quarter of 2010. Given the continued lack of financing for large development projects, we determined in the first quarter of 2010 that it was more appropriate to value the collateral based upon sales comparisons on the existing structures on the property rather than valuing the collateral based upon developable square footage as we had in previous quarters. We did not obtain an updated appraisal to value the collateral as we believed that our internal estimates based upon sales comparisons were appropriate. During the third quarter of 2010, this portion of the loan was derecognized from our consolidated balance sheet as part of the deconsolidation of the 2006-A Trust transaction, which was described in our Form 10-Q for the quarterly period ended September 30, 2010. This situation represents a highly unique set of facts and is not representative of our other collateral dependent impaired real estate loans.
To the extent material, we will revise future filings to include appropriate disclosure on collateral dependent loans for which the most recent appraisal is greater than twelve months old.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Concentration of Credit Risk
Concessions granted by loan type table, page 87
2.	We note your response to prior comments 9, 10 and 17 of our letter dated August 25, 2010, and your disclosure on page 87 that approximately 41% of your troubled debt restructured loans have incurred additional losses since restructuring. In addition, we note that the 63% of your restructurings were through the extension of the maturity. In an effort to provide clear and transparent disclosures regarding your restructuring programs please tell us and disclose in future filings the success rate and additional losses incurred during the period presented by concession granted in the tabular disclosure.
Response:
We measure the success of our modifications on a case by case basis by assessing if the modified loans perform under the new contractual terms. We believe that the tabular disclosure that quantifies the types of concessions that we made for our troubled debt restructurings (“TDRs”) that we added to our Form 10-Q for the quarter ended September 30, 2010, along with disclosures regarding additional losses incurred by concession and loan type, which we will add to future filings as detailed below, adequately describes the performance of these loans.
We have experienced losses incurred on some TDRs subsequent to their initial restructuring. These losses include both additional specific reserves and charge offs on the restructured loans. The majority of such losses has been incurred on our commercial loans and is primarily due to the borrowers’ failure to consistently meet their financial forecasts that formed the bases for our restructured loans. Examples of circumstances that resulted in the borrowers not being able to meet their forecasts included acquisitions of other businesses that did not have the expected positive impact on financial results, significant delays in launching products and services, and continued deterioration in the pricing estimates of businesses and product lines that the borrower expected to sell to generate proceeds to repay the loan. In certain of these cases, the TDRs occurred prior to 2008, and the borrowers performed under the terms of the restructured loans for a period of time before their operations were negatively impacted by recent market conditions.
Of the additional losses recognized on commercial loan TDRs since their initial restructuring for the nine months ended September 30, 2010 disclosed below, 49% related to loans for which the initial TDR on the borrower occurred prior to 2008, 72% related to loans that had additional modifications subsequent to their initial TDRs, and 89% related to loans that were on non-accrual status as of September 30, 2010. We recognized approximately $2.9 million of interest income for the nine months ended September 30, 2010 on the commercial loans that experienced losses during this period.
Of the additional losses recognized on commercial loan TDRs since their initial restructuring for the nine months ended September 30, 2009 disclosed below, 38% related to loans for which the initial TDR on the borrower occurred prior to 2008, 99% related to loans that had additional modifications subsequent to their initial TDRs, and all of the additional losses related to loans that were on non-accrual status as of September 30, 2009. We recognized approximately $5.0 million of interest income for the nine months ended September 30, 2010 on the commercial loans that experienced losses during this period.
Losses incurred on TDRs since their initial restructuring by concession and loan type for the three and nine months ended September 30, 2010 and 2009 were as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2010
	($ in thousands)
Commercial
Interest rate and fee reduction	$1,345	$4,151
Maturity extension	3,412	18,267
Payment deferral	10	477
Multiple concessions	7,704	17,950

	12,471	40,845

Real Estate

Maturity extension	4,479	17,472

	4,479	17,472

Real Estate Construction
Maturity extension	1,163	6,252
Multiple concessions	4,562	4,562

	5,725	10,814

Total	$22,675	$69,131

	Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009
	($ in thousands)
Commercial
Interest rate and fee reduction	$10,566	$33,605
Maturity extension	7,178	45,692
Payment deferral	—	8,327
Multiple concessions	320	9,918

	18,064	97,542

Real Estate
Maturity extension	4,320	6,679

Total	$22,384	$104,221

We will revise future filings to include disclosures regarding additional losses incurred on troubled debt restructurings since their initial restructuring by concession and loan type.
*     *     *     *
In connection with its responses to the foregoing comments, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions concerning these matters, please do not hesitate to call me at (301) 841-2714.

Sincerely,
/s/ Donald F. Cole
Donald F. Cole
Chief Financial Officer